RED'S

San Francisco



About Us

Red's House is a Jamaican Pop-Up Dinner Series that has evolved into so much more, inspired by backyard gatherings, where "Time doesn't exist as we laugh, share dishes and tell stories".

Though there's an Old Jamaica approach to the food, it feels like "a modern cook out," and you'll inevitably find yourself bonding with the others sharing your reservation time.

There is so much love for the Islands, the Food and the Culture. We knew we had to create an experience for San Francisco to have a Taste Of The Tropics.



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FUTURE of RED'S

Through it all we want to continue being a source of strength for the community by continuing our tradition of bringing a reassurance that even amid an ongoing pandemic, Red's House is still innovating — bringing new ideas, and new dishes as well as old classics, to the table for patrons to enjoy.

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Our Mission

Our mission has always been to take back control of our cultural narrative by retaining the Identity of our food and presenting it in an authentic and meaningful way. By creating an immersive dining experience through sight, sound, smell and taste, Our goal is for you to gain an introspective appreciation for the evolution of our heritage through the dishes we share with you.



Our Team

More than just a mother & son duo.

Together we have created the ultimate Caribbean experience here in San Francisco. Red's house is a Jamaican pop-up dinner series, inspired by backyard gatherings, where "time doesn't exist as we laugh, share dishes and tell stories".

i'm chef christopher and my mother chef sharon taught me how to cook at age 10 and her grandmother taught her age 10. I have been trained in the heritage art of preparing and cooking traditional caribbean dishes. My great-grandmother trained my mom to trust her instincts and to create dishes through experimentation that not only displayed creativity and depth but pushed the boundaries of what Caribbean food looks and tastes like.



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Christopher
-Front of House

Sharon
- Back of House

Red's House Team

Our Team





Alex
- *Guest liaison*



Claire
- *Creative*



Amena
- *Manager*



Bashira
Assistant







Feast your eyes on....

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Contact Us

 

San Fracisco, California

INFO@EATREDS.COM



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Thanks For Taking The Time

